Exhibit 99.5

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel.: 33 (1) 47 44 51 04

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

First quarter 2004 earnings per share, adjusted for special items and expressed in dollars*, increased by 13%

Results expressed in dollars*

First quarter 2004 net income adjusted for special items
• 2.47 billion dollars, an increase of 9%
• 3.97 dollars per share, an increase of 13%

First quarter 2004 net income
• 2.45 billion dollars, an increase of 8%

Results in euros

First quarter 2004 net income adjusted for special items
• 1.98 billion euros, a decline of 7%
• 3.18 euros per share, a decline of 3%
First quarter 2004 net income
• 1.96 billion euros, a decline of 8%

Paris, May 7, 2004 – The Board of Directors of Total, chaired by CEO Thierry Desmarest met on May 6, 2004 to review the first quarter 2004 accounts. The company’s auditors performed a limited review of the accounts.

Commenting on the results, Thierry Desmarest said:

« The first quarter 2004 environment compared to the same quarter last year was marked by further weakness in the dollar relative to the euro, a decrease in European refining margins, slightly higher hydrocarbon prices, and the start of a rebound for Chemicals.

Expressed in dollars, net income adjusted for special items increased by 9% to a record level of 2.47 billion dollars. The internal efforts of the Group, notably the sustained production growth, made this possible.

Earnings per share, adjusted for special items and expressed in dollars, increased by 13%, thanks to the accretive effect of share buybacks over the past twelve months.»

*	dollar amounts represent euro amounts converted at the average €/$ exchange rate for the period

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel.: 33 (1) 47 44 51 04

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

Total – consolidated accounts

in millions of euros	1Q04	1Q03%

Sales	27,860	28,303	–2%
Operating income from business segments	3,564	3,919	–9%
adjusted for special items
Upstream	2,819	3,025	–7%
Downstream	546	779	–30%
Chemicals	199	115	+73%
Net operating income from business segments	1,924	2,051	–6%
adjusted for special items
Net income	1,978	2,120	–7%
adjusted for special items
Net income	1,961	2,120	–8%
Earnings per share (euros)	3.18	3.28	–3%
adjusted for special items
Investments	1,611	1,494	+8%
Divestments	182	993	–82%
at selling price
Cash flow from operating activities*	4,083	3,822	+7%

     * includes disbursements of 130 M€ in the first quarter 2004 and 182 M€ in the first quarter 2003 covered by a previously established reserve related to the Toulouse-AZF plant

Special items

in millions of euros	1Q04	1Q03

Impact of special items on operating income	—	—
Impact of special items on net income
Gains on asset sales	—	—
Restructuring charges and early retirement plans	(17)	—
Impairments	—	—
Other	—	—
Total	(17)	—

Number of shares

millions	1Q04	1Q03%

Fully-diluted weighted-average shares	622.9	646.1	–4%

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel.: 33 (1) 47 44 51 04

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

Market environment

	1Q04	1Q03%

€/$	1.25	1.07	–14%*
Brent ($/b)	32.0	31.5	+2%
European refining margin TRCV ($/t)	21.6	32.3	–33%

* change in the dollar versus the euro

First quarter 2004 results

Consolidated sales declined by 2% to 27,860 million euros (M€) from 28,303 M€ in the first quarter 2003.

The first quarter 2004 was marked by further weakness in the dollar relative to the euro. The exchange rate was 1.25 dollars per euro in the first quarter 2004 compared to 1.07 dollars per euro in the first quarter 2003, representing a 14% decrease in the dollar. The oil market environment has been mixed. The Brent crude oil price rose by 2% to 32.0 $/b from 31.5 $/b in the first quarter 2003, primarily in response to stronger oil demand. European refining margins (TRCV) fell by 33% compared to the first quarter 2003, the sharp decline reflecting a pull back from the very high levels reached a year ago due to market tensions. Chemicals benefited from an improvement in the economic environment but continued to suffer the effects of weakness in the dollar.

In the overall less favorable context relative to the first quarter 2003, operating income from the business segments adjusted for special items declined by 9% to 3,564 M€.

Net operating income adjusted for special items decreased by 6% to 1,924 M€ compared to the first quarter 2003.

Net income adjusted for special items declined to 1,978 M€, reflecting a 7% decrease from the same quarter last year.

The impact of special items on net income was -17 M€ related to restructuring charges in the Chemicals segment. There were no special items affecting net income in the first quarter 2003.

Earnings per share adjusted for special items based on 622.9 million fully-diluted weighted-average shares declined by 3% to 3.18 euros from 3.28 euros in the first quarter 2003.

Net income was 1,961 M€ compared to 2,120 M€ in the first quarter 2003.

During the first quarter 2004, the Group bought back 4.3 million of its shares for 0.6 billion euros. At March 31, 2004 the number of fully-diluted shares was 621.1 million compared to 625.1 million at December 31, 2003.

The net-debt-to-equity ratio was 18.7% at March 31, 2004 compared to 25.9% at December 31, 2003 and 22.1% at March 31, 2003. Payment of the annual dividend, set to occur on May 25, 2004, will increase the ratio by about 10 percentage points.

Cash flow from operating activities rose to 4,083 M€, an increase of 7% over the same quarter last year. This increase, which contrasts with the 7% decline in net income, is due notably to a reduction in working capital.

Investments were 1,611 M€ (75% allocated to the Upstream segment) compared to 1,494 M€ in the first quarter 2003.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel.: 33 (1) 47 44 51 04

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

Divestments, based on selling price, were 182 M€ compared to first quarter 2003 divestments of
993 M€, which included the sale of the paints business.

Free cash flow1 was 2,654 M€ compared to 3,321 M€ in the same quarter last year.

Upstream

Upstream key figures	1Q04	1Q03%

Hydrocarbon production (kboe/d)	2,633	2,516	+ 5%
• Liquids (kb/d)	1,723	1,612	+ 7%
• Gas (Mcfd)	4,951	4,926	+ 1%
Operating income (M€)	2,819	3,025	–7%
adjusted for special items
Net operating income[2] (M€)	1,389	1,405	–1%
adjusted for special items
Investments (M€)	1,212	1,166	+4%
Divestments (M€)	99	180	–45%
at selling price
Cash flow from operating activities (M€)	2,330	2,571	–9%

Operating income from the Upstream segment adjusted for special items was 2,819 M€, a decline of 7% compared to the first quarter 2003. The decline is due primarily to the negative impact of the weaker dollar, which more than offset the positive impacts of production growth and slightly higher hydrocarbon prices.

Hydrocarbon production grew by 4.7% to 2,633 thousand barrels of oil equivalent per day (kboe/d) from 2,516 kboe/d in the first quarter 2003.

Liquids production rose by 7% to 1,723 thousand barrels per day (kb/d) from 1,612 kb/d in the first quarter 2003.

Gas production increased by 1% to 4,951 million cubic feet per day (Mcfd) from 4,926 Mcfd in the first quarter 2003.

The production growth came primarily from the start-ups of the Amenam field in Nigeria and the Matterhorn field in the deep Gulf of Mexico, as well as higher production from Sincor in Venezuela, which was affected by strikes in the first quarter 2003, and from increased production in Indonesia and Argentina.

Net operating income from the Upstream segment adjusted for special items was 1,389 M€2, a decrease of 1% compared to the first quarter last year.

Two new fields started production since the beginning of 2004, Skirne (Total-operated 40%) in the Norwegian part of the North Sea and Yucal Placer (Total 69.5%) in Venezuela.

In Angola, a second discovery, Canela-1, was made on the ultra-deep offshore Block 32 (Total-operated 30%).

[1]	free cash flow = cash flow from operating activities + divestments – investments
[2]	1Q04 includes the equity share of Cepsa’s « Exploration & Production » results; 1Q03 included the entire equity share of Cepsa’s results in the Downstream net operating income.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel.: 33 (1) 47 44 51 04

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

In Kazakhstan, the development plan for the Kashagan field (Total 20.37%1) has been formally approved and the first phase of investment launched.

Total’s LNG business continued to grow significantly with the signing of a shareholder’s agreement in Iran to create Pars LNG (Total 30%) and by taking a 26% share of the regasification terminal that is under construction in Hazira, India.

Downstream

Downstream key figures	1Q04	1Q03%

Refinery throughput (kb/d)	2,493	2,435	+2%
Operating income (M€)	546	779	–30%
adjusted for special items
Net operating income[4] (M€)	411	585	–30%
adjusted for special items
Investments (M€)	226	125	+81%
Divestments (M€)	43	44	–2%
at selling price
Cash flow from operating activities (M€)	1,710	1,560	+10%

Operating income from the Downstream segment adjusted for special items was 546 M€ compared to 779 M€ in the first quarter 2003. In the first quarter 2004, European refining margins were well below the high levels reached a year earlier, marketing margins were slightly lower and the dollar was weaker against the euro. However, productivity programs partially offset the negative impact on results.

Refinery throughput rose by 2% to 2,493 kb/d from 2,435 kb/d in the first quarter 2003. The capacity utilization rate was 92% in the first quarter 2004.

Net operating income from the Downstream segment adjusted for special items was 411 M€4 compared to 585 M€ in the first quarter last year.

In the first quarter 2004, Total launched the project to build a distillate hydrocracker at the Normandy refinery in France. The hydrocracker, expected to start operating in 2006, will enable the refinery to increase the production of diesel and kerosene while reducing the output of heavy fuel. The total investment is expected to be 500 M€ over the 2003-2006 period and includes the construction of a hydrogen supply unit.

3	pending final approval
4	1Q04 includes the equity share of Cepsa’s « Refining & Marketing » results; 1Q03 included the entire equity share of Cepsa’s results in the Downstream net operating income.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel.: 33 (1) 47 44 51 04

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

Chemicals

Chemicals key figures (M€)	1Q04		1Q03%

Sales	4,673		4,553		+3%
Operating income	199		115		+73%
adjusted for special items
Net operating income[5]	124		61		+103%
adjusted for special items
Investments	162		175		–7%
Divestments	19		755		ns
at selling price
Cash flow from operating activities	(82)	*	(81)	**	ns

*	this amount would be 48 M€ excluding disbursements of 130 M€ related to the Toulouse-AZF reserve
**	this amount would be 101 M€ excluding disbursements of 182 M€ related to the Toulouse-AZF reserve

Sales for the Chemicals segment rose by 3% to 4,673 M€ from 4,553 M€ in the first quarter 2003.

Operating income from the Chemicals segment adjusted for special items increased by 73% to 199 M€ from 115 M€ in the first quarter 2003.

Base chemicals benefited from improving market conditions in Europe and from the contribution from the Samsung joint venture in South Korea.

The results from the Intermediates remained stable, with productivity efforts offset by weakness in the dollar.

Specialties improved their performance in a more favorable economic environment.

Net operating income adjusted for special items rose to 124 M€5 from 61 M€ in the first quarter 2003.

In February 2004, Total announced a project to restructure its Chemicals segment aiming at a lighter functional organization as well as the creation of a decentralized entity, separate from the petrochemicals and the specialties, that would be comprised of the chlorochemicals, intermediates and performance polymers. This new entity would have the resources necessary to become a competitive and independent player in the industry.

The process of communicating with the employee representatives is ongoing, and in April 2004 the senior management of the new entity « CIP » was named.

Summary and outlook

The Group’s return on average capital employed (ROACE) was 19% over the period April 1, 2003 to March 31, 2004. The return on equity for the same period was 25%. The annualized first quarter 2004 ROACE is 21%.

Total is investing according to its full-year 2004 Capex budget of 10 billion dollars, which puts the priority on Upstream growth.

The Group has continued to buy back shares, acquiring 1.8 million shares in April for 0.28 billion euros and bringing the total shares repurchased since the beginning of the year to approximately 1% of the total share capital.

Concerning the proposed merger between Sanofi-Synthélabo and Aventis, Total announced its support for the increased friendly offer that was recommended by the

5	1Q04 includes the equity share of Cepsa’s « Derivative chemicals » results; 1Q03 included the entire equity share of Cepsa’s results in the Downstream net operating income.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel.: 33 (1) 47 44 51 04

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

Supervisory Board of Aventis. Total confirms its strategy to divest over the medium term.

Since the start of the second quarter 2004, given the demand growth and low inventory levels for refined products, the oil market environment has remained favorable with both oil prices and refining margins at high levels.

◆ ◆ ◆

To listen to the conference call with CFO Robert Castaigne and financial analysts today at 15:00 (Paris time), please call (00) 44 (0) 207 162 00 25 (access code : TOTAL) from Europe or 1 334 323 6201 from the US (access code: TOTAL). For a replay, please dial +44 (0) 208 288 4459 (access code: 523432) from Europe or 1 334 323 6222 (access code: 523432) from the US.

The March 31, 2004 notes to the consolidated accounts are available on the Total web site (www.total.com). The quarterly accounts have been the subject of a limited review by the company’s auditors. This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. The financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission.

The business segment information is presented in accordance with the Group internal reporting system used by the Chief operating decision maker to measure performance and allocate resources internally. Due to their particular nature or significance, certain transactions qualified as “special items” are monitored at the Group level and excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years. Performance measures excluding special items such as operating income, net operating income and net income adjusted for special items, are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel.: 33 (1) 47 44 51 04

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

OPERATING INFORMATION BY SEGMENT
FIRST QUARTER 2004

Upstream

Combined liquids and gas production by region

in kboe/d	1Q04	1Q03%

Europe	891	962	–7%
Africa	796	680	+17%
North America	65	63	+3%
Asia	244	216	+13%
Middle East	419	452	–7%
South America	210	138	+52%
Rest of world	8	5	+60%
Total production	2,633	2,516	+5%

Liquids production by region

in kb/d	1Q04	1Q03%

Europe	448	491	–9%
Africa	723	607	+19%
North America	16	5	x 3.2
Asia	32	24	+33%
Middle East	362	395	–8%
South America	134	85	+58%
Rest of world	8	5	+60%
Total production	1,723	1,612	+7%

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel.: 33 (1) 47 44 51 04

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

Gas production by region

in Mcfd	1Q04	1Q03%

Europe	2,413	2,563	–6%
Africa	391	384	+2%
North America	259	317	–18%
Asia	1,179	1,078	+9%
Middle East	302	299	+1%
South America	407	285	+43%
Rest of world	—	—	—
Total production	4,951	4,926	+1%

Downstream

Refinery throughput by region

in kb/d	1Q04	1Q03%

France	1,034	901	+15%
Rest of Europe	1,181	1,244	–5%
Rest of world	278	290	–4%
Total throughput*	2,493	2,435	+2%

*	includes share of Cepsa

Chemicals

Chemicals key figures (B€)	1Q04	1Q03%

Sales	4.67	4.55	+3%
• Base chemicals & polymers	2.27	2.13	+7%
• Intermediates	0.93	0.94	–1%
• Specialties	1.47	1.48	–1%
• Corporate Chemicals	0.00	0.00	ns

Operating income*	0.20	0.12	+70%
• Base chemicals & polymers	0.06	(0.02)	ns
• Intermediates	0.04	0.04	—
• Specialties	0.12	0.11	+9%
• Corporate Chemicals	(0.02)	(0.01)	ns

*	adjusted for special items